                    U. S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12 (g) OF THE SECURITIES ACT OF 1934




                               ATM HOLDINGS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


              Nevada                                   88-0361933
  -------------------------------                   ----------------
  (State or Other Jurisdiction of                   (I.R.S. Employer
  Incorporation or Organization)                    Identification No.)


22048 Sherman Way, Canoga Park, California         91303
 ----------------------------------------        ----------
 (Address of Principal Executive Offices)        (Zip Code)


                                 (818) 716-6790
                                 --------------
                (Issuer's Telephone Number, Including Area Code)




          Securities to be registered under Section 12(g) of the Act:


                         Common Stock, $.0001 par value
                         ------------------------------
                                (Title of class)


                                                        Total Pages _________

                                                        Exhibit Index Page _____


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF BUSINESS.

HISTORY

        ATM Holdings, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 30, 1996. In connection with its formation, the Company issued an aggregate of 1,500,000 shares of its common stock in exchange for all of the outstanding shares of common stock of Trigate Associates, Inc. ("Trigate"). Trigate was incorporated under the laws of the State of Nevada on April 9, 1989 and, subsequent thereto, completed its initial public offering of securities. For more than five years prior to the formation of the Company, Trigate was inactive. At the time of its acquisition by the Company on May 30, 1996, Trigate did not have any assets or liabilities and had 17,500,000 shares of common stock outstanding. The Company issued 1,500,000 shares of its common stock for all of the shares of Trigate in order to effect a reverse common stock split.

        As of May 12, 1997, the Company issued 5,500,000 shares of its common stock in exchange for all of the outstanding shares of common stock of Nationwide Automated Systems, Inc. which was incorporated in the State of California on November 26, 1996 ("Nationwide"). Unless the context indicates otherwise, the term "Company" includes Nationwide.

        The office of the Company and Nationwide is located at 22048 Sherman Way
- Suite 213, Canoga Park, California 91303. Telephone (818) 716-6790.

BUSINESS

        The Company sells and operates automated teller machines ("ATMs"). ATMs are placed at locations where the Company believes there will be a sufficient number of customers who will use the ATM to enable the Company to make a profit.

        The Company has developed what it calls a "turn-key program" for both purchasers of ATMs and the locations in which they are placed. This turn-key program enables owners of ATMs to receive monthly payments without being involved in the operation of their ATMs. This turn-key program also enables locations in which ATMs are placed to derive the benefits of having an ATM in their premises without being involved in its operation. These locations also receive monthly payments.

        Through December 31, 1996, the Company was primarily engaged in organizational matters, development of its business plan, entering into agreements for the services required to operate ATMs, sales efforts and obtaining locations for ATMs. During this period, the Company did not conduct any other operations and was considered a development stage company.


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        During the year ended December 31, 1997, the Company began selling ATMs, placing these ATMs in locations and operating them. As a result of this commencement of operations, the Company ceased to be a development stage company. As of December 31, 1997, the Company had placed a total of 12 ATMs in locations. Of these ATMs 8 have been placed in Southern California. Other areas in which the Company has placed ATMs include locations in Orlando, Florida; Northbrook, Illinois; Atlanta, Georgia; and Myrtle Beach, South Carolina. Subsequent to December 31, 1997 (through March 25, 1998), the Company placed an additional 5 ATMs in locations. The Company will not concentrate the location of ATMs in any particular geographic area or areas.

        ATM users are usually charged a transaction fee each time they make a withdrawal. Transaction fees range between $2.00 and $3.00 per transaction depending on the location of the ATM. The Company sets the amount of the transaction fee for each ATM and may increase or decrease this fee at any time. ATM users may also be charged an additional fee by their own banks which is called an "interchange" fee. The Company receives all transaction fees and a portion of the interchange fees.

        ATMs are sold by the Company at a price that enables it to make a profit on each sale. Upon a sale of an ATM, the Company enters into a lease agreement with the ATM owner. These lease agreements provide that the ATM owner will receive a monthly payment for each "approved transaction" generated by the ATM. An "approved transaction" is an ATM transaction for which the ATM user is charged a fee. The per transaction amount to be received by an ATM owner for each approved transaction is determined at the time the lease agreement is entered into and is generally $.50 for each approved transaction. Lease agreements with ATM owners also provide that the Company will place the owner's ATM in a location, operate it, provide all servicing and maintenance, and insure the owner's ATM. All of these services are provided by the Company at no cost to the ATM owner. There is no minimum monthly amount payable to ATM owners and the Company does not guarantee or represent that any ATM owner will receive payments of any amount or that any ATM will generate any number of monthly approved transactions.

        ATMs are placed at locations pursuant to leases which generally have an initial five year term with a five year renewal option. Lease terms provide for monthly payments to the location based on the number of approved transactions generated by the ATM. The amount per approved transaction to be received by a location is determined at the time the lease agreement is entered into. This amount is based on, among other things, the number of approved transactions the Company estimates will be generated by the ATM and if the location or the Company provides vaulting services. In certain instances, the location is not paid any monthly amount until the ATM has generated a specific number of


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approved transactions. The amount paid to locations ranges from $.25 to $1.00 per approved transaction. There is no minimum monthly amount payable to ATM locations and the Company does not guarantee or represent that any location in which an ATM is placed will receive payments of any amount or that any ATM will generate any number of monthly approved transactions.

        The Company has entered into agreements with unrelated third parties to provide all of the services required to operate the ATMs it places in locations. These services include processing of transactions, supplying and replenishing the ATMs with required amounts of cash ("vaulting"), insurance, service and maintenance.

OPERATIONS

        The Company's plan of operation includes continuing to sell ATMs at a profit and placing these ATMs in locations that will make each ATM an individual profit center for the Company. The Company expects it will be able to pay the costs related to the operation of ATMs it places in locations from the transaction and interchange fees it receives.

        Owners of ATMs and the locations in which they are placed receive a monthly amount based on the number of approved transactions generated by the ATM. The company providing processing services receives $.10 for each ATM transaction. There are no minimum monthly payments required to be made by the Company to ATM owners, locations or the processing company.

        The Company pays certain other costs regardless of the number of transactions generated by the ATM. These costs include vaulting, insurance, service and maintenance.

        Vaulting costs vary significantly between ATMs. The cost of vaulting depends on the number of transactions generated by the ATM, the average amount withdrawn, the amount of cash in the ATM and the number of times the cash in the ATM has to be replenished. For the year ended December 31, 1997, vaulting costs averaged $.92 per approved transaction.

        The Company's insurance policy provides for an annual premium of approximately $5,000 for up to 10 ATMs and $150 for each additional ATM insured. This insurance covers the replacement cost of the ATM, but not the cash in the ATM which is the responsibility of the company providing vaulting services. The Company's service and maintenance contract provides for an annual payment of $100 per ATM.

        The Company expects its vaulting, insurance, service and maintenance costs will be paid from the transaction fees not paid to the ATM owner, the location and the processing company and the interchange fees it receives. In the event these fees are not sufficient for the Company to pay these other operating costs, there would be a negative effect on the Company.


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
        The Company has the option of relocating any ATM to a different location if it does not generate a sufficient number of transactions. The Company will pay the costs of any such move. Due to the Company's limited operating history, there is no assurance that any ATM location will provide the Company with a profit in any amount.

SALES OF ATMS

        ATMs are sold by the Company's officers (who are not separately compensated for these services) and by independent contractors. Independent contractors are usually compensated at the rate of $1,000 for each ATM they sell. This compensation may vary depending on the price at which the ATM is sold and the number of ATMs sold by an independent contractor. Independent contractors do not receive any portion of the transaction fees generated by the ATMs they sell. The Company has not entered into any formal written agreements for the sale of ATMs with any independent contractor. All sales of ATMs by independent contractors are subject to prior approval by the Company before the sale is completed.

        The Company has made an arrangement with a financing company to enable a purchaser to finance a portion of the purchase price of an ATM. No sales of ATMs have been made to purchasers who have financed any portion of the sales prices of their ATMs. The availability, amount and cost of any financing is based on the finance company's independent evaluation of the purchaser. The Company does not guarantee or represent to any prospective purchaser of an ATM that purchase financing will be available on any terms. The Company will not receive any portion of the financing charges or other amounts paid to the finance company by the ATM purchaser. Purchasers of ATMs who desire to finance a portion of the purchase price have no obligation to obtain financing from this financing company. The Company does not have a formal written agreement with this finance company.

        The Company has purchased all of the ATMs it has sold from Triton Corporation. Accordingly, the Company is dependent on this company to provide it with ATMs in such quantities, at such times and at such prices it requires. The Company has not entered into any agreement or arrangement with Triton Corporation or any other manufacturer of ATMs to provide it with ATMs on any terms.

LOCATION LEASES

        The Company enters into location leases through the efforts of its officers who are not separately compensated for these services. The Company plans to engage independent contractors to seek locations for ATMs and compensate them at the rate of $500 for each location lease obtained. This compensation may vary depending on the Company's determination of the suitability of the location in which the ATM is to be placed. The Company has


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not entered into any formal written agreement for obtaining locations in which to place ATMs with any independent contractor. Independent contractors do not receive any portion of the transaction fees generated by ATMs placed in the locations they obtain. All location leases obtained by independent contractors will be subject to prior approval of the Company.

        The Company determines the suitability for placing an ATM in a location based on various criteria. These criteria include the estimated number of potential users of the ATM (foot traffic) in the location, the location's policy of accepting checks and credit cards from its customers, the location's type of business, the location's policy of cashing checks and the availability of other ATMs in the area. The Company will use the same criteria in approving location leases obtained by independent contractors.

        The Company's limited operating history does not provide sufficient information to enable the Company to make an accurate determination if any location for an ATM will result in sufficient transactions to enable it to become a profit center. The Company has not conducted any formal market research or any formal test marketing program for the placement of ATMs and intends to continue to place ATMs at locations without conducting any formal market research or any formal test marketing program. The lack of formal market research or a formal test marketing program may have an adverse effect on the Company.

OPERATING AGREEMENTS

        Processing - The Company enters into an agreement with an unaffiliated processing company for ATM processing services for each ATM placed in a location. This processing company first verifies that the user of the ATM has sufficient funds in his bank account for the amount of the cash withdrawal (including the transaction and interchange fee). Upon this verification, the full amount is deducted from the user's bank account and the processing company electronically authorizes the ATM to dispense the cash. Withdrawals made from ATMs using credit cards are handled in a similar manner. Instead of deducting the full amount from the ATM user's bank account, authorization is received from the ATM user's credit card company before any cash is dispensed from the ATM.

        The processing company deducts $.10 per transaction as a fee for its services and remits the balance of the transaction and interchange fees to the Company on a monthly basis who then makes the applicable payments to the owner of the ATM and the location.

        The processing company provides a report to the Company with each payment. These reports include the number of transactions generated by each ATM for the previous month and the amount of cash withdrawn. The Company uses these reports to monitor the performance of the ATMs and insure that the ATM contains the required amount of cash.


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        Vaulting - The Company has entered into an agreement with an unaffiliated company to supply and replenish ATMs with required amounts of cash ("vaulting"). The Company's cost for these vaulting services is based on the actual amount of cash in the ATM on a daily basis and is computed at an annual factor which is presently 12 1/2%. The Company also pays this company a fee when it replenishes the ATM with cash. The Company is required to pay these vaulting costs regardless of the number of transactions generated by the ATM.

        Certain locations in which the Company has placed ATMs provide their own vaulting services. In these instances, the Company does not incur any vaulting costs and these locations receive an increased amount per approved transaction. Decisions as to whether a location or the Company will vault the cash in an ATM are made on a case by case basis.

        Other Operating Costs - The Company has entered into agreements with unaffiliated third parties to provide insurance, service and maintenance for the ATMs it places in locations. The Company is required to pay these costs regardless of the number of transactions generated by these ATMs.

        These operating agreements are subject to termination or amendment. Accordingly, the Company can not accurately determine the cost of these services in the future. Because the Company enters into agreements with both ATM owners and locations to pay them specific amounts based on the number of ATM transactions, increases in these other operating expenses would have a negative effect on the Company.

COMPANY OWNED ATMS

        The Company plans to purchase ATMs and operate them for its own account. As of December 31, 1997, the Company had purchased one ATM which it is operating for its own account. By owning an ATM, the Company retains the per transaction amount otherwise payable to the ATM owner. However, if the Company elects to purchase an ATM and operate it for its own account (as opposed to selling it), any profit that may have been realized on such sale would be eliminated. In these instances, the Company will be relying on the per transaction amount otherwise payable to the ATM owner to recover the cost of the ATMs it purchases.

        The Company believes the per transaction amount it will retain from direct ownership of ATMs (as opposed to paying these amounts to ATM owners) will be sufficient for it to recover their cost. However, the Company's limited operating history does not provide sufficient information to enable the Company to determine if this belief is accurate. If an ATM owned by the Company does not generated a sufficient number of transactions to enable the Company to recover its cost, there will be a negative effect on the Company.


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
        The Company plans to use a significant portion of its future cash flow to purchase ATMs for its own account. However, there is no assurance the Company's future cash flow, if any, will enable it to purchase any ATMs. The Company may also seek financing in order to purchase ATMs. There are no arrangements or agreements for financing to purchase ATMs. There can be no assurance any such financing will be available on terms acceptable to the Company. Even if such financing becomes available, the Company has no commitment to purchase any ATMs. Decisions regarding purchases of ATMs will be made based on the financial position of the Company, the terms of available financing and the Company's expected cash flow.

COMPETITION

        The Company presently competes, and will be competing in the future, with other companies who sell, own and operate ATMs. These competitors include banks and other companies that operate in a manner similar to the Company. The Company believes most of its competitors have greater financial and other resources, more experience and personnel than the Company. The Company presently competes and will be competing with these companies for sales of ATMs, purchasing ATMs, seeking locations in which to place ATMs, required related services and operating personnel.

        The Company competes by describing its turn-key program to potential purchasers of ATMs including the opportunity to receive monthly payments without being involved in the operation of their ATM. The Company also describes its turn-key program to locations including the benefits of having an ATM in a locations without having any operating responsibility and the monthly payments to be received. The Company believes the service and maintenance it provides for ATMs are not competitive factors.

        To the extent other companies offer purchasers of ATMs and/or the locations in which they are placed similar or more favorable terms, the Company will be negatively impacted. In such event, the Company may have to revise its terms to remain competitive. The Company is and expects to continue to be for the foreseeable future at a competitive disadvantage.

GOVERNMENT REGULATION

        The Company believes its operations are not subject to any governmental regulation that will adversely effect its business. Various regulations have been proposed to reduce or eliminate amounts charged to users of ATMs. If any of these regulations are enacted in the jurisdictions where the Company has placed ATMs, the Company's revenues would decline and the Company would be negatively impacted. The enactment of any such regulations may effectively prohibit the Company from placing ATMs in such jurisdiction.


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
EMPLOYEES

        The Company presently employs 2 persons (who are its officers) on a part-time basis. The Company also employs others on a part-time, as-needed, basis for the installation of ATMs, clerical duties and other services. The Company utilizes the services of independent contractors to sell ATMs and intends to utilize the services of independent contractors to obtain locations to place ATMs. The Company has no objective criteria for selecting these independent contractors. All sales of ATMs and terms of location leases obtained by independent contractors are subject to prior approval by the Company. The Company does not anticipate the need for additional employees for the foreseeable future.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION

        The Company's plan of operation for at least the next twelve months includes continuing to sell ATMs at a profit, placing these ATMs in locations and operating them. The Company has, to date, and plans to continue to sell ATMs by describing its turn-key program to prospective purchasers. As part of its sales efforts, the Company provides prospective purchasers with a descriptive brochure and information regarding the number of transactions generated by ATMs it is already operating and the amounts received by ATM owners. The Company has, to date, and plans to continue to obtain location leases by informing locations of the benefits of having a ATM in their premises and describing its turn-key program. As part of its sales efforts, the Company provides locations with a descriptive brochure.

        In connection with its efforts to continue to sell ATMs and enter into location leases, the Company plans to expand its marketing and sales efforts. These marketing and sales efforts include additional advertising, attendance at trade and other shows, and engaging additional independent contractors to sell ATMs and obtain location leases.

        Because of the uncertainty of its future resources, the Company has not made any definitive plans as to the extent or type of additional marketing and sales efforts it will undertake. Decisions regarding these efforts will be made by management based on the Company's financial resources.

        The Company's cash commitments for the next twelve months consist of operating costs of the ATMs placed in locations that are not directly paid from a portion of the transaction fees generated by the ATMs. Costs not directly paid from a portion of transaction fees consist of vaulting, insurance and service and


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maintenance. The Company believes it can make these cash payments solely from its portion of transaction fees earned from the ATMs it operates. The Company does not anticipate the need to raise additional funds for these cash commitments or any other operating costs during at least the next twelve months.

        The Company's plan of operation also includes the purchase of additional ATMs for its own account. The Company plans to use a significant portion of its future cash flow to purchase ATMs. However, there is no assurance that future cash flow will enable the Company to purchase any ATMs for its own account. The Company may also seek financing to purchase ATMs. Such financing may be in the form of loans, which will probably be secured by the purchased ATMs, equity financing or a combination thereof. The Company has not entered into any arrangements or agreements to obtain any financing for the purchase of ATMs and there is no assurance any financing for the purchase of ATMs will be available on terms acceptable to the Company. Even if such financing becomes available, the Company has no commitment to purchase any ATMs.

LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 1997 the Company had total current assets of $79,965 including cash of $63,278. The Company's total current liabilities of $59,005 as of December 31, 1997 included $40,400 due for the purchase of ATMs sold. As of December 31, 1997, the Company had working capital of $20,960. The Company has no commitments for capital expenditures and has made no arrangements for external sources of liquidity such as bank lines of credit.

        The Company's initial financing was provided by the former shareholders of Nationwide in the form of purchase of shares and contributions to Nationwide's capital. These persons have not agreed to make any further contributions to the Company should the need arise.

        Management believes the Company will be able to meet its cash requirements for at least the next twelve months from funds received from additional sales of ATMs and profits realized from operation of ATMs. Management believes the Company will not require additional financing for at least the next twelve months.

RESULTS OF OPERATIONS

        From November 26, 1996 (inception) through December 31, 1996, the Company was primarily engaged in organizational matters, development of its business plan, entering into agreements for the services required to operate ATMs, sales efforts and obtaining locations for ATMs. During this period, the Company did not conduct any other operations and was considered a development stage company. During the year ended December 31, 1997, the Company began selling ATMs, placing these ATMs in


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locations and operating them. As a result of its commencement of operations, the
Company ceased to be a development stage company.

        For the year ended December 31, 1997, revenue from sales of ATMs aggregated $248,561. The cost of ATMs sold aggregated $138,121, resulting in a profit on sales of ATMs of $114,440. The Company did not sell any ATMs during 1996. The Company is unable to determine the total number of ATMs it will sell during the next twelve months. However, management believes sales of ATMs and the related profit will exceed 1997 amounts.

        For the year ended December 31, 1997, transaction fees earned from the operation of ATMs were $61,125. Related costs including payments to ATM owners, ATM locations, transaction processing and vaulting aggregated $52,396, resulting in a profit from the operation of ATMs of $8,729. The Company did not operate any ATMs during 1996. Management believes transaction fees earned and related costs will substantially increase during the next twelve months over fiscal 1997. The ATMs operated by the Company during 1997 were placed in locations during various times during the year and were not in operation for the entire year. These ATMs are expected to be in operation at all times in the future. The Company also expects to continue to place additional ATMs in locations and operate them.

        Selling and administrative expenses for fiscal 1997 totaled $79,565 compared to $12,084 for fiscal 1996. During 1996, the Company was in existence for approximately one month and did not conduct any operations. Accordingly, these expenses for fiscal 1996 and 1997 are not comparable. Major items included in selling and administrative expenses for 1997 were printing of brochures for sales and marketing, office costs (including rent and telephone), and compensation to independent contractors for the sale of ATMs. The Company expects to increase the level of its operations in future periods and expects its selling and administrative expenses will increase. Management believes the rate of increase in such expenses will be substantially less than the increase in revenues and related costs.

        The Company has been in operation for a limited period of time. Accordingly, its results of operations for the year ended December 31, 1997 are not necessarily indicative of its results of operations for any future period.


ITEM 3. DESCRIPTION OF PROPERTY.

        The Company leases approximately 500 square feet of office space at 22048 Sherman Way, Suite 213, Canoga Park, California 91303 pursuant to a month to month lease which requires monthly payments of approximately $550. The Company believes this office space will be sufficient for its needs for the foreseeable future.


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
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        As of March 25, 1998, the Company had a total of 7,000,000 shares of common stock outstanding. The following table sets forth the number of shares of common stock of the Company owed as of such date by (i) each of the officers and directors of the Company and (ii) all officers and directors of the Company as a group. Shares of common stock listed in the following table are directly owned by the persons indicated.


                                  AMOUNT AND
                                   NATURE OF      PERCENT OF
NAME AND ADDRESS                  BENEFICIAL     OUTSTANDING
OF BENEFICIAL OWNER (1)          OWNERSHIP (2)   COMMON STOCK
-----------------------          -------------   ------------
Joel Gillis (3)                    2,750,000       39.3%
Edward Wishner(3)                  2,750,000       39.3%

All officers and directors
  as a group (2 persons) (3)       5,500,000       78.6%


(1) The address of Mr. Gillis and Mr. Wishner is 22048 Sherman Way - Suite 213, Canoga Park, California 91303.

(2) Beneficial owners of common stock possess sole voting and investment power with respect to the shares listed opposite their names.

(3) Messrs. Gillis and Wishner have agreed that, in the event the Company's audited net income for the year ending December 31, 1999 is less than $1,500,000, they will each return 1,000,000 (aggregate - 2,000,000) of the shares of common stock that they own to the Company for cancellation.

(4) To the Company's knowledge, there are no beneficial owners of five percent or more of the Company's common stock except for Messrs. Gillis and Wishner.

ItEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

        The following sets forth certain information with respect to each of the directors and officers of the Company.


            Name                   Age             Position with Company
            ----                   ---             ---------------------
        Joel Gillis                 57             President and Director
        Edward Wishner              59             Secretary, Treasurer and
                                                   Director


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
        Directors are elected to an annual term that expires at the Company's annual meeting of stockholders. There is no family relationship between the Company's officers and directors

        JOEL GILLIS, has been the President and a director of the Company since May 12, 1997. He has been an officer and director of Nationwide since its formation on November 26, 1996. Since 1989, he has been an Executive Council Agent with New York Life Insurance Company. Mr. Gillis attended Ferris State University and Northwestern University.

        EDWARD WISHNER has been Secretary, Treasurer and a director of the Company since May 12, 1997. He has been an officer and director of Nationwide since its formation on November 26, 1996. Since 1985, he has been the sole owner of Edward Wishner Company, a tax preparation and accounting company. Mr. Wishner received a Bachelor of Science degree from New York University.

ITEM 6. EXECUTIVE COMPENSATION.

        No officer or director of the Company has received any cash or cash equivalent compensation from the Company through December 31, 1997. The Company has no agreements, commitments or understandings to compensate any of its officers or directors.

Incentive Stock Option Plan

        The Company has adopted an Incentive Stock Option Plan (the "Plan"). The purpose of the Plan is to secure and retain key employees of the Company. The Plan authorizes the granting of options to key employees of the Company to purchase an aggregate of 500,000 shares of Common Stock, subject to adjustment for various forms of reorganizations that may occur. No options may be granted after June 4, 2006 and the fair value of an option to each optionee cannot exceed $100,000 per year. An employee must have six months of continuous employment with the Company before he or she may exercise an option granted under the Plan. The option exercise price may not be less than 100% of the fair market value of the shares at the time of the granting of such option. In the event an option is granted to a stockholder who owns 10% or more of the Company's shares at the time of the grant of the option, the option price must not be less than 110% of the fair market value of the shares at the time of such grant. Options granted under the Plan are non-assignable and terminate three months after employment by the optionee ceases, except if employment terminates due to the disability of the optionee, in which event the option will expire twelve months from the date employment ceases. The Plan is administered by the Company's Board of Directors. No options have been granted under the Plan and there are no agreements, arrangements or understanding for the Company to grant any stock options.


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
ITEM 7.        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        As of May 12, 1997, the Company issued 2,750,000 shares of its common stock to Joel Gillis and 2,750,000 shares of its common stock to Edward Wishner (aggregate - 5,500,000 shares) in exchange for all of the outstanding shares of common stock of Nationwide. Messrs. Gillis and Wishner have agreed that, in the event the Company's audited net income for the year ending December 31, 1999 is less than $1,500,000, they will each return 1,000,000 (aggregate - 2,000,000) shares of common stock they own to the Company for cancellation.

        Messrs. Gillis and Wishner formed Nationwide on November 26, 1996 and purchased an aggregate of 100 shares (100%) of its common stock for cash of $8,347. Messrs. Gillis and Wishner subsequently contributed an aggregate of $10,287 to the capital of Nationwide. Messrs. Gillis and Wishner may be each be deemed to be a promoter of the Company.

ITEM 8. LEGAL PROCEEDINGS.

        There is no litigation pending against the Company.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

        The Company's common stock is traded in the over-the-counter market and listed in what are commonly called the "pink sheets" under the symbol "ATMH". Trading activity in the Company's common stock started in October 1997 and the Company is not aware of any trading activity in its common stock prior to that date. The following quotations were obtained from Standard & Poor's Comstock service and reflect inter-dealer prices without mark-up, mark-down or commission and may not necessarily reflect actual transactions.


                                                   Low           High
                                                   Bid           Bid
                                                   ---           ---
Quarter ended December 31, 1997                   $.50          $2.00


        As of March 25 1998, there were approximately 30 holders of record of the Company's common stock. The number of shareholders does not take into account shareholders for whom shares are being held in the name of brokerage firms or clearing agencies. The Company has never declared or paid a cash dividend on its common stock and no cash dividends are expected to be paid on the common stock in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.


                                              Number
Acquirer              Date                   of Shares            Consideration
--------              ----                   ---------            -------------
Joel Gillis           5/12/97                2,750,000                    (1)
Edward Wishner        5/12/97                2,750,000                    (1)


(1) Issued in exchange for all of the outstanding shares of Nationwide. See "Item 7. Certain Relationships and Related Transactions."

        No underwriters were involved in the issuance of the shares set forth above and no commission or other compensation was paid to anyone in connection therewith. Such issuance of the shares of common stock of the Company did not involve a public offering within the meaning of Section 4(2) of the Securities Act of 1933 because the shares were issued to acquirers, each of whom gave the Company a signed representation of their intent to acquire their shares for investment only and not with a view to the distribution thereof. Each of such acquirers represented to the Company that their prior investment experience and general knowledge of business and investment transactions enabled him to make an informed investment decision with regard to acquiring such shares. Each of the certificates representing the shares of common stock issued to the foregoing acquirers has been affixed with a legend restricting transfer of the shares represented thereby and the Company had placed a "stop transfer" order with its transfer agent with respect to these shares.

        In connection with its formation on May 30, 1996, the Company issued 1,500,000 shares of its common stock to the Trigate shareholders on a pro rata basis in exchange for all of the 17,500,000 outstanding shares of Trigate in order to effect an 11 2/3 for 1 reverse common stock split. No cash or other consideration was paid or received by the Company, Trigate or the Trigate shareholders in connection with this transaction. No underwriters were involved in this transaction and no commission or other compensation was paid in connection therewith. Neither Mr. Gillis nor Mr. Wishner were shareholders of Trigate and neither of them received any of the shares issued by the Company in exchange for the Trigate shares. The issuance by the Company of shares of common stock in exchange for shares of Trigate did not involve a public offering within the meaning of Section 4(2) of the Securities Act of 1933 because the shares were issued to the existing shareholders of Trigate.

ITEM 11. DESCRIPTION OF SECURITIES.

        The Company is authorized to issue 50,000,000 shares of common stock, $.0001 par value per share. Holders of common stock (a) have equal ratable rights to dividends when and if declared by the Board of Directors; (b) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon the liquidation or other winding up of the Company;
(c) do not have preemptive, subscription or conversion rights; and (d) are entitled to one noncumulative vote per share.

        The Company is also authorized to issue 10,000,000 shares of preferred stock, $.001 par value per share. The Board of Directors of the Company has the right to determine the characteristics of any preferred stock including voting rights, conversion rights, dividend requirements redemption provisions and liquidation preferences. No shares of preferred stock have been issued and there are no agreements, arrangements or understanding for the Company to issue any shares of preferred stock.

ITEM 12. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

        Section 78.751 of the Nevada Revised Statutes permits extensive indemnification of present and former directors, officers, employees and agents of a Nevada corporation. Under Nevada law, in order for a corporation to provide such indemnification, a disinterested majority of the corporation's board of directors, independent legal counsel, or the shareholders must find as a matter of fact that the director, officer, employee or agent acted, or failed to act, in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reason to believe such conduct was unlawful. Statutory indemnification is permissive except in the event of a successful defense, in which case a director, officer, employee or agent must be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection therewith. With regard to actions by or in the right of the corporation, indemnification is permitted to persons adjudged not to be liable for "negligence or misconduct" in connection with the performance of their corporate duties, and indemnification is allowed with respect to expenses, including attorneys' fees, actually and reasonably incurred by such persons in connection with the defense or settlement of such action or suit. with regard to all other actions, indemnification is permitted to persons acting in good faith and in a manner which they believe to be in, or not opposed to, the best interests of the corporation, and indemnification is allowed with respect to expenses, including attorneys' fees, judgments, fines and amounts paid in settlement by such persons in connection with the defense or settlement of such an action or suit.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13. FINANCIAL STATEMENTS.

        The Company's audited consolidated financial statements as of December 31, 1997 are included elsewhere herein

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        There have been no disagreements with the Company's accountants on any matter of accounting or financial disclosure.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements

        1. Audited consolidated financial statements of ATM Holdings, Inc. and subsidiary as of December 31, 1997 and for the year ended December 31, 1997 and the period from November 26, 1996 (inception) through December 31, 1996.

(b) Exhibits

2. Agreement dated as of May 12, 1997 by and between ATM Holdings, Inc., Nationwide Automated Systems, Inc. and Shareholders.

3(i)    Articles of Incorporation of ATM Holdings, Inc.

3(ii)   By-laws of ATM Holdings, Inc.

4       Specimen certificate of common stock.

10.1    Stock Option Plan

10.2    Form of Lease Agreement between the Company and ATM owner.

10.3 Form of Lease Agreement between the Company and location (Company vaults cash)

10.4 Form of Lease Agreement between the Company and location (Location vaults cash)

10.5    Form of Processing Agreement.

21      Subsidiaries

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                ATM HOLDINGS, INC.



March 26, 1998                  By /s/ Joel Gillis
                                  -------------------------------
                                  Joel Gillis, President



March 26, 1998                  By /s/ Edward Wishner
                                  -------------------------------
                                  Edward Wishner, Treasurer
                                  (Principal Accounting and Financial Officer)

                        ITEM 15 (a) FINANCIAL STATEMENTS



Financial Statements                                                                 Page No.
1.      Audited consolidated financial statements of ATM Holdings, Inc. and subsidiary as of December 31, 1997 and for the year ended December 31,
        1997 and the period from November 26, 1996 (inception) through December
        31, 1996

                        ATM HOLDINGS, INC. AND SUBSIDIARY


                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

                                      INDEX


                                                          Page
                                                          ----
Accountant's Report......................................  1

Consolidated Balance Sheet as of December 31, 1997.......  2

Consolidated Statements of Operations - Year ended
 December 31, 1997 and Period from November 26, 1996
 (inception) through December 31, 1996...................  3

Consolidated Statement of Shareholders' Equity  -
 Period from November 26, 1996 (inception) to
 December 31, 1997.......................................  4

Consolidated Statements of Cash Flows - Year ended
 December 31, 1997 and Period from November 26, 1996
 (inception) through December 31, 1996...................  5

Notes to Consolidated Financial Statements...............  6

                             Ira J. Berkowitz, C.P.A
                           An Accountancy Corporation
                       20750 Ventura Boulevard, Suite 208
                        Woodland Hills, California 91364
                                 (818) 999-1032



                               ACCOUNTANT'S REPORT

The Board of Directors
ATM Holdings, Inc.
Canoga Park, California

We have audited the accompanying consolidated balance sheet of ATM Holdings, Inc. and subsidiary as of December 31, 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1997 and the period from November 26, 1996 (date of inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated financial position of ATM Holdings, Inc. and subsidiary as of December 31, 1997 and the consolidated results of its operations and cash flows for the year ended December 31, 1997 and the period from November 26, 1996 (date of inception) to December 31, 1996 in conformity with generally accepted accounting principles.


                                            /s/ Ira J. Berkowitz C.P.A.
                                                   March 9, 1998

                        ATM HOLDINGS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1997


                                     ASSETS


Current Assets:
        Cash                                       $ 63,278
        Receivables                                  10,851
        Prepaid expenses                              5,836
                                                   --------

        Total Current Assets                         79,965

Equipment, at cost, less accumulated
  depreciation of $1,993                              7,207
Company owned ATM, at cost, less accumulated
  depreciation of $1,500                              8,500
Deposits                                              4,987
                                                   --------

        Total Assets                               $100,659
                                                   ========

               LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
        Accounts payable                           $ 45,409
        Accrued expenses                              4,096
        Deposits received                             5,000
        Federal income taxes                          4,500
                                                   --------

               Total Current Liabilities             59,005
                                                   --------
Shareholders' Equity:
 Preferred stock, $.001 par value
  Authorized 10,000,000 shares, none
  issued                                                -0-
 Common stock, $.0001 par value
  Authorized 50,000,000 shares,
  issued and outstanding 7,000,000 shares               700
 Additional paid-in capital                          17,934
 Retained earnings                                   23,020
                                                   --------

        Total Shareholders' Equity                   41,654
                                                   --------
Total Liabilities and Shareholders' Equity         $100,659
                                                   ========


See notes to consolidated financial statements.

                        ATM HOLDINGS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                           Period from
                                                         November 26, 1996
                                     Year ended           (inception) to
                                  December 31, 1997      December 31, 1996
                                  -----------------      -----------------
Sales of ATMs                         $248,561                  $-0-
Cost of ATMs sold                      138,121                   -0-
                                      --------             ---------

        Profit on sales of ATMs        114,440                   -0-
                                      --------             ---------
Transaction fees earned                 61,125                   -0-
ATM operating costs                     52,396                   -0-
                                      --------             ---------
Profit from ATM operations               8,729                   -0-
                                      --------             ---------
Total operating profit                 119,169                   -0-

Selling and administrative
 expenses                               79,565                12,084
                                      --------             ---------

Income (loss) before provision
for income taxes                        39,604               (12,084)

Provision for income taxes               4,500                   -0-
                                      --------             ---------
Net Income (Loss)                     $ 35,104             $ (12,084)
                                      ========             =========

Net Income (loss) per share           $   .005                  $-0-
                                      ========             =========


See notes to consolidated financial statements.

                        ATM HOLDINGS, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                  FOR THE PERIOD NOVEMBER 26, 1996 (INCEPTION)
                   TO DECEMBER 31, 1996 AND FOR THE YEAR ENDED
                               DECEMBER 31, 1997


                                                 Additional      Retained
                                  Common          Paid-in        Earnings
                                  Stock           Capital        (Deficit)          Net
                                 --------        --------        --------        --------
Formation of company             $    700           7,647                           8,347
Contributions to capital                           10,287                          10,287
Net (loss)                                                        (12,084)        (12,084)
                                 --------        --------        --------        --------

Balance, December 31,
  1996                                700          17,934         (12,084)          6,550

Net income                                                         34,104          35,104
                                 --------        --------        --------        --------

Balance, December 31, 1997       $    700          17,934          23,020          41,654
                                 ========        ========        ========        ========


See notes to consolidated financial statements.

                        ATM HOLDINGS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                         Period from
                                                                         November 26,
                                                                             1996
                                                   Year ended            (inception)to
                                                   December 31,           December 31,
                                                      1997                    1996
                                                    --------                --------
Cash flows from operating activities:
Net income (loss)                                   $ 35,104                $(12,084)
Depreciation                                           3,340                     153
Changes in assets:
Decrease (increase) in:
 Receivables                                         (10,851)                    -0-
 Prepaid expenses                                     (3,801)                 (2,035)
 Deposits made for ATMs                                9,783                  (9,783)
 Deposits                                             (1,900)                 (3,087)
Changes in liabilities:
Increase (decrease) in:
 Accounts payable                                     43,559                   1,850
 Accrued expenses                                      4,096                     -0-
 Deposits received for ATMs                          (20,000)                 25,000
 Federal income taxes                                  4,500                     -0-
                                                    --------                --------

Cash provided by(used in)
 operating activities                                 63,830                      14

Cash flows from investing activities:
  Purchase of equipment                                  -0-                  (9,200)
  Purchase of ATM                                    (10,000)                    -0-
                                                    --------                --------
Cash (used in) investing
 activities                                          (10,000)                 (9,200)
                                                    --------                --------

Cash flows from financing
 activities -  Formation  of
 Nationwide and capital
 contributions                                           -0-                  18,634
                                                    --------                --------
Net increase in cash                                  53,830                   9,448
Cash at beginning of period                            9,448                     -0-
                                                    --------                --------
Cash at end of period                               $ 63,278                $  9,448
                                                    ========                ========


See notes to consolidated financial statements.

                        ATM HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


Note 1 - Organization and Basis of Presentation

        ATM Holdings, Inc. (the "Company") was organized under the laws of the State of Nevada on May 31, 1996. As of May 12, 1997 the Company acquired all of the outstanding shares of common stock of Nationwide Automated Systems, Inc. ("Nationwide") in exchange for 5,500,000 shares of its previously unissued shares of common stock. Nationwide was organized under the laws of the State of California on November 26, 1996. Prior to the acquisition of Nationwide, the Company was inactive and did not conduct any operations. The acquisition by the Company of Nationwide has been treated as a "reverse acquisition" and accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying consolidated financial statements include the accounts of Nationwide since its formation on November 26, 1996. Unless the context indicates otherwise, the term "Company" includes ATM Holdings, Inc.
and Nationwide.

Note 2 - Business

        The Company sells, owns and operates automated teller machines (ATMs). The Company did not conduct business operations through December 31, 1996 and commenced business operations during the year ended December 31, 1997.

        The Company sells ATMs and leases these ATMs from their owners. These ATMs are placed in locations by the Company and are operated by the Company without any involvement by the ATM owner or the location. ATM owners receive monthly payments of a fixed amount for each transaction generated by their ATMs. The Company is not required to pay ATM owners any minimum monthly amount. Locations also receive a monthly payment of a fixed amount for each transaction generated by the ATM in their premises. The Company is not required to pay locations any minimum monthly amount.

        The Company provides all of the services required to operate the ATMs it places in locations. These services include processing of ATM transactions, supplying and replenishing cash in the ATMs, service and maintenance, and insurance. The Company has entered into agreements with unaffiliated parties to provide all of these services and pays all of the related costs.

        ATM users are charged a fee for each ATM transaction. The amount of this fee is determined by the Company and the Company receives all of these fees. Amounts payable to ATM owners and locations are not based on the amount of the fee charged to ATM users.

        The company providing ATM processing services is paid a per transaction amount which is not based on the amount of the fee charged to ATM users. The companies providing the other ATM services are not paid a transaction amount nor do any of them receive a portion of the fee charged to ATM users.

Note 2 - Summary of Significant Accounting Policies

        Management Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

        Sales of ATMs - Sales of ATMs are recorded at the time title passes to the ATM purchaser. The cost of ATMs sold are recorded when the Company purchases the ATM from the manufacturer.

        Transaction fee revenue and related expenses - Transaction fees are recorded as revenues when they are charged to the ATM user. Payments due to ATM owners, locations and the processing company are recorded as expenses at the same time.

        Other operating expenses - The cost of cash in the ATMs operated by the Company is based on the actual amount of cash in the ATMs and is recorded as an expense as transaction fees are earned.

        Equipment - Depreciation of equipment is computed using the straight-line method over their five year estimated useful lives.

        Company owned ATM - The Company owns one ATM which is depreciated using the straight-line method over its five year estimated useful life.

        Income (loss) per share - Income (loss) per share has been computed based on the average number of shares of common stock outstanding during the periods after giving retroactive effect to the shares issued to acquire Nationwide as described in Note 1.

The average number of shares used in the computation of income (loss) per share was 7,000,000 for all periods presented.

        Purchase deposits - Deposits made by the Company for purchases of ATMs to be sold are recorded as purchase deposits. These deposits are charged to cost of ATMs sold upon the sale of the related ATM.

        Deposits received - Deposits received by the Company for the purchase of ATMs are recorded as liabilities until the related ATM is sold. Upon the sale of an ATM, the related deposit is included in revenues.

Note 3 - Receivables

        Receivables at December 31, 1997 consist of transaction fees earned by the Company which have not been received and amounts due from the company providing vaulting services.

Note 4 - Accounts Payable

        Accounts payable at December 31, 1997 consists of $40,460 payable for the purchase of ATMs sold and $4,949 payable to ATM owners, locations and for ATM processing services.

Note 5 - Leases

        The Company leases ATMs from their owners for minimum five year terms. Owners of ATMs receive monthly payments of a fixed amount for each transaction generated by their ATM. There are no minimum payments required to be made to ATM owners during the entire term of the lease. During the year ended December 31, 1997, lease expense to ATM owners aggregated $10,411.

        The Company enters into leases with the locations in which ATMs are placed for minimum five year terms. Locations receive monthly payments of a fixed amount for each transaction generated by the ATM in their premises. There are no minimum lease payments required to be made to locations during the entire term of the lease. During the year ended December 31, 1997, lease expense to locations aggregated $14,463.

Note 6 - Federal Income Taxes

        The provision for federal income taxes has been computed by applying the statutory rate to income before provision for income taxes after giving effect to utilization of the Company's net operating loss carryforward. There are no differences between income for financial statement purposes and income for federal income tax purposes.

Note 7 -  Shareholders' Equity

        In connection with the formation of Nationwide, its founders purchased shares of its common stock for $8,347 in cash. Through December 31, 1996, these founders contributed an additional $10,287 in cash to the capital of Nationwide.

Preferred Stock - The Company is authorized to issue a total of 10,000,000 shares of preferred stock with such designations as may be determined by its Board of Directors. No shares of preferred stock are outstanding and the Company has no agreements or commitments to issue any shares of preferred stock.

        Common Stock - The Company is authorized to issue a total of 50,000,000 shares of common stock. As of December 31, 1997, 7,000,000 shares of common stock were outstanding. The Company has no agreements or commitments to issue any additional shares of common stock.

        Return of Shares of Common Stock - The former shareholders of Nationwide, who own an aggregate of 5,500,000 shares of the Company's common stock, have agreed to return a total of 2,000,000 of their shares to the Company for cancellation in the event the Company's audited net income for the year ending December 31, 1999 is less than $1,500,000. No payment will be made to such shareholders in the event these shares are returned.

                               ATM HOLDINGS, INC.

                                   FORM 10-SB

                                    EXHIBITS


Exhibit No.    Description                                                           Page
-----------    -----------                                                           ----
2.             Agreement dated as of May 12, 1997 by and between ATM Holdings,
               Inc., Nationwide Automated Systems, Inc. and Shareholders.

3(i)           Articles of Incorporation of ATM Holdings, Inc.

3(ii)          By-laws of ATM Holdings, Inc.

4              Specimen certificate of common stock.

10.1           Stock Option Plan

10.2           Form of Lease Agreement between the Company and ATM owner.

10.3 Form of Lease Agreement between the Company and location (Company vaults cash)

10.4           Form of Lease Agreement between the Company and location
               (Location vaults cash)

10.5           Form of Processing Agreement.

21             Subsidiaries.